SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of 5)

1.

April 19, 2004 News Release

The Registrant is pleased to announce an update on its White Silver Mountain (“WSM”) project.    The WSM is a VMS style massive sulphide mineral deposit located in the Baiyin District of Gansu Province, China.  Mineralization consists of copper, lead and zinc with high precious metal credits.  The upper developed portion (in which Minco does not have an interest) is in production at the rate of 1,200 tons per day and operated by Baiyin Non-Ferrous Metals Corporation (“BNMC”).  The resource in the upper developed portion is estimated by the BNMC to be 10 mil tonnes grading 1.1% copper, 3.3% lead, 5.1% zinc, 2.1 grams per tonne gold and 100 grams per tonne silver.  These resource estimates are made in accordance with Chinese geological guidelines and do not necessarily comply with National Instrument 43-101 and CIM mineral resources categories. Mineralization continues down dip and along strike below the lowest mine level with grades increasing with depth.  Underground drilling was successful in expanding the mineralized zones down dip where they remain open (see news releases dating from February 8, 1999 to May 9, 2001).  In early 2001, Teck Cominco withdrew from the project due to both depressed base metal and precious metal prices and poor market conditions and leaving Minco with a 61% project interest.

The WSM project is the subject matter of a Technical Report dated December 1, 2003 and is in the process of being filed by Minco on SEDAR.

Minco is presently considering various options which include proceeding on its own, proceeding with a joint venture partner, funding the project separately, etc.  The results of an internal review and recommendations will be made to the Minco Board of Directors in the coming days.

2.

April 22, 2004 News Release

Minco Mining and Metals Corporation is pleased to announce that Mr. Michael G. Legg, P.Eng. has been appointed Executive Vice President to the Company.

Michael Legg has over 35 years in geology, mining, mine contracting, mine finance and resource investment appraisal with Canadian mineral resource companies, a major financial institution and an international management consulting firm. He holds a B.Sc. Honours in Geology from King’s College, London and a M.Sc. in Mineral Production Management from the Royal School of Mines.

He has particular experience in development of gold and base metal mining projects in Canada, Europe, Africa and the FSU.  This has included positions of Chief Geologist for Falconbridge Copper Ltd in Noranda, Quebec, and Chief Mine Geologist for the Tara Mines Ltd zinc-lead mine in Ireland between 1969 and 1978.  After two years with a Canadian mine contracting firm he joined the Bank of Montreal’s Mining Services Department in 1980, where for 10 years he was involved with project appraisal for financing of mineral projects in Canada, USA and Australia. He then joined Coopers & Lybrand (now PricewaterhouseCoopers) in 1990 and headed up the Toronto Mining Consulting Practice, advising mining clients on a range of productivity improvement programs.

The Registrant currently has 29,896,136 issued and outstanding common shares.

A copy of the Registrant's news releases dated April 19, 2004 and April 22, 2004 are attached.

3.

Exhibits

3.1

News Release dated April 19, 2004.

3.2

News Release dated April 22, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    May 3, 2004

William Meyer

Director and Chairman

Exhibit 3.1

TSX: MMM
For Immediate Release	April 19, 2004

MINCO’S WHITE SILVER MOUNTAIN PROJECT UPDATE

Minco Mining & Metals Corporation (TSX: MMM) is pleased to announce an update on its White Silver Mountain (“WSM”) project.   The WSM is a VMS style massive sulphide mineral deposit located in the Baiyin District of Gansu Province, China.  Mineralization consists of copper, lead and zinc with high precious metal credits.  The upper developed portion (in which Minco does not have an interest) is in production at the rate of 1,200 tons per day and operated by Baiyin Non-Ferrous Metals Corporation (“BNMC”).  The resource in the upper developed portion is estimated by the BNMC to be 10 mil tonnes grading 1.1% copper, 3.3% lead, 5.1% zinc, 2.1 grams per tonne gold and 100 grams per tonne silver.  These resource estimates are made in accordance with Chinese geological guidelines and do not necessarily comply with National Instrument 43-101 and CIM mineral resources categories. Mineralization continues down dip and along strike below the lowest mine level with grades increasing with depth.  In 1996, Minco entered into an agreement with BNMC wherein the Company had the right to earn an 80% interest in any new mineralization developed below the existing mine workings (1400 meter level) by spending US$4.8 mil. over six years.  Pursuant to a joint venture agreement with Teck Cominco dated February 20, 1996, the Company and/or Teck Cominco spent Cdn$3.7 million primarily on district wide exploration and detailed underground drilling of the down dip extensions of the massive sulphide lenses in the White Silver Mountain mine.  Underground drilling was successful in expanding the mineralized zones down dip where they remain open (see news releases dating from February 8, 1999 to May 9, 2001).  In early 2001, Teck Cominco withdrew from the project due to both depressed base metal and precious metal prices and poor market conditions and leaving Minco with a 61% project interest.

The WSM project is the subject matter of a Technical Report dated December 1, 2003 prepared by Kenneth R. Thorsen, P. Eng., in accordance with National Instrument 43-101 and is in the process of being filed by Minco on SEDAR.

Minco is presently reviewing the White Silver Mountain Project in the light of strong demand and high prices for all metals including copper, zinc, lead, gold and silver.  There is a particularly high level of interest in the domestic production of these metals in the Baiyin District  where BNMC’s copper/zinc/lead smelters are located.

The interest in base metals is high and Minco is presently considering various options which include proceeding on its own, proceeding with a joint venture partner, funding the project separately, etc.  The results of an internal review and recommendations will be made to the Minco Board of Directors in the coming days.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

Exhibit 3.2

TSX: MMM
For Immediate Release	April 22, 2004

Michael G. Legg, P.Eng. appointed Executive Vice President

Minco Mining and Metals Corporation is pleased to announce that Mr. Michael G. Legg, P.Eng. has been appointed Executive Vice President to the Company.

Michael Legg has over 35 years in geology, mining, mine contracting, mine finance and resource investment appraisal with Canadian mineral resource companies, a major financial institution and an international management consulting firm. He holds a B.Sc. Honours in Geology from King’s College, London and a M.Sc. in Mineral Production Management from the Royal School of Mines.

He has particular experience in development of gold and base metal mining projects in Canada, Europe, Africa and the FSU.  This has included positions of Chief Geologist for Falconbridge Copper Ltd in Noranda, Quebec, and Chief Mine Geologist for the Tara Mines Ltd zinc-lead mine in Ireland between 1969 and 1978.  After two years with a Canadian mine contracting firm he joined the Bank of Montreal’s Mining Services Department in 1980, where for 10 years he was involved with project appraisal for financing of mineral projects in Canada, USA and Australia. He then joined Coopers & Lybrand (now PricewaterhouseCoopers) in 1990 and headed up the Toronto Mining Consulting Practice, advising mining clients on a range of productivity improvement programs.

Since 1993, Michael Legg has operated out of the UK as an independent consultant, primarily in the FSU. He has advised governments, multi-lateral agencies and mineral resource companies on mineral resource restructuring and investment throughout these countries for gold, base metal, coal and industrial minerals projects. This has involved considerable periods of time in the FSU where he has become intimate with FSU resource appraisal, mining codes, financial analysis and general mining practices.

Michael Legg brings a wide experience of all technical phases of mining, coupled with extensive investment appraisal and project funding expertise. He will be responsible for management of the Vancouver head office with strong emphasis on investor relations and project financings.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.